TURBOCHEF TECHNOLOGIES, INC.
Suite 1900, Six Concourse Parkway
Atlanta, GA  30328

September 9, 2008

VIA EDGAR AND FACSIMILE (202) 772-9369

Mr. Bret Johnson
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	TurboChef Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 1-32334

Dear Mr. Johnson:

This letter provides TurboChef’s responses to the comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission set forth in the Staff’s letter dated August 25, 2008 in connection with our Form 10-K.

The numbers of each of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.  A copy of the Staff’s letter is attached along with this letter for the convenience of the Staff.

Unless the context requires otherwise, references to we, our, us, TurboChef or the Company in the responses below refer to TurboChef Technologies, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Risk Factors, page 14

We are dependent on a limited number of customers …, page 18

1.
As requested by the Staff, we will include in our Business discussion in future filings appropriate disclosure in accordance with Item 101(c)(1)(vii) of Regulation S-K regarding any dependency on a limited number of customers, who they are and whether their loss could result in a material adverse effect to our business.

September 9, 2008

Executive Compensation, page 40
Compensation Discussion and Analysis, page 40

Executive Salaries, page 41

2.
Our CEO does not recommend his own compensation.  As requested by the Staff, we will clarify in future filings who recommends the salary and all the other elements of compensation for the chief executive officer.

Cash Bonus Incentive, page 42

3.	As requested by the Staff, in future filings we will include as applicable a discussion of the elements of all tiers of any bonus plan applicable to named executive officers.

4.	As requested by the Staff, in future filings we will quantify to the extent we are reasonably able to do so and to the extent not protectable as confidential business information the corporate performance target goals that are material for purposes of determining the amount of bonus paid to a named executive officer.

Equity Incentives, page 43

5.
As requested by the Staff, in future filings we will disclose more detail about the factors taken into consideration by our Compensation Committee in determining the size of the equity awards for each named executive officer and include a comprehensive analysis of the substance of the Compensation Committee’s decision.

Summary Compensation Table, page 45

6.
In the “Bonus” column of our Summary Compensation Table on page 45 we are reporting cash bonuses paid to the named executive officers for fiscal year 2006.  These were all amounts approved by our Compensation Committee at its discretion.  There was no formal bonus plan in place applicable to these officers, except Messrs. Perlman and Price would have earned bonuses under their written employment agreements if the Company had achieved certain financial results.  For 2006, the Company’s financial results were not sufficient for Messrs. Perlman and Price to receive a bonus under their contracts.  Messrs. Perlman and Price recommended the amounts of the discretionary bonuses for the other named executive officers.

September 9, 2008

In the column entitled “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” of the Grants of Plan-Based Awards table on page 47, we have reported “Target” amounts for fiscal year 2007 under our 2007 Compensation Plan adopted on March 29, 2007.  While the Targets under the plan for the named executive officers other than Mr. Cochran are identical to the amounts of discretionary cash bonuses actually approved and paid for 2006, the amounts of the estimated future payments reported in this table for 2007 reflect targets in the Company’s 2007 Compensation Plan and are unrelated to the cash bonuses paid for 2006 that were reported in the Summary Compensation Table.  A discussion of the targeted amounts under the 2007 plan can be found under “Cash Compensation” in the “Narrative to Summary Compensation Table and Grants of Plan Based Awards Table.”

We believe we have properly reported the discretionary bonuses for 2006 for named executive officers in the Summary Compensation Table and the targets for estimated future payouts awarded under our 2007 Compensation Plan in the Grants of Plan-Based Awards table in accordance with Item 402(c)(2)(iv) of Regulation S-K and the related instructions, as well as the guidance provided by the Staff’s Regulation S-K Compliance and Disclosure Interpretations.

7.
As requested by the Staff, in future filings we will include a footnote to the “Non-Equity Incentive Plan Compensation” column as necessary or appropriate to identify and quantify any earnings on outstanding awards.

Potential Payments Upon Termination or Change-in-Control, page 50

8.
As requested by the Staff, in future filings we will describe and explain how the appropriate payment and benefit levels, such as the multiples of pay, are determined under the various circumstances that trigger payments or provision of benefits in the event of a change of control or termination of employment as required under Item 402(j)(3) of Regulation S-K.  We also will discuss in future filings how these arrangements fit into our overall compensation objectives and affect the decisions made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Equity Compensation Plan Information, page 55

9.
As requested by the Staff, in future filings we will disclose in accordance with Item 201 (d)(3) of Regulation S-K the material features of each plan pursuant to which our shares of stock are authorized for issuance, or we will include a cross-reference if such disclosure is made elsewhere in our filing.

Exhibits

10.
Prior to receipt of the Staff’s letter, we noted that we had not filed a listing of subsidiaries as Exhibit 21 to our 10-K filing.  On August 11, 2008, we filed a responsive listing as Exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.  We will incorporate that exhibit into our future filings, as applicable.

September 9, 2008

*  *  *  *  *  *

The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in our filings. We further acknowledge that the Staff’s comments or changes in our disclosures in response thereto do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that we may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s review of the filing, and we look forward to working with the Staff to enhance the overall disclosure in our Form 10-K  and other relevant filings.  If you have questions or comments about the matters discussed herein, please call the undersigned at (678) 987-1706, or Dennis Stockwell, General Counsel, at (678) 987-1714.

Very truly yours,

TurboChef Technologies Inc.

/s/ J. Miguel Fernandez de Castro

J. Miguel Fernandez de Castro, Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

TELEFACSIMILE TRANSMITTAL

August 25, 2008

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name:	Miguel de Castro

Re:	TurboChef Technologies, Inc.

Telecopier Number:	(678) 987-1750
Telephone Number:	(678) 987-1700

Total Number of Pages, Including Cover Sheet: 5

Comments:	Please see attached.

FROM:	Brett Johnson, Division of Corporate Finance

	Telephone Number:	(202) 551-3753
	Telecopier Number:	(202) 772-9369

If you do not receive all pages, please telephone the above number for assistance.

NOTE:
THIS DOCUMENT MAY CONTAIN PRIVILEGED AND NONPUBLIC INFORMATION. IT IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE, AND OTHERS WHO SPECIFICALLY HAVE BEEN AUTHORIZED TO RECEIVE IT. If you are not the intended recipient of this facsimile, or the agent responsible for delivering it to the intended recipient, you hereby are notified that any review, dissemination, distribution, or copying of this communication strictly is prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original to the above address by regular postal service without making a copy. Thank you for your cooperation.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 201549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 25, 2008

J. Miguel Fernandez de Castro
Chief Financial Officer
TurboChef Technologies, Inc.
Six Concourse Parkway, Suite 1900
Atlanta, Georgia 30328

Re:	TurboChef Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31,
2007 File No. 1-32334

Dear Mr. de Castro

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

Risk Factors, page 14

We are dependent on a limited number of customers…, page 18

1.	We note your disclosure here about your dependency on three customers. However, in "Our Customers" discussion on page 9 you do not discuss who these customers are and whether their loss could result in a material adverse effect to your business. In future filings, please include in your Business discussion appropriate disclosure in accordance with Item 101(c)(1)(vii) of Regulation S-K.

Miguel de Castro
TurboChef Technologies, Inc.
August 25, 2008
Page 2

Executive Compensation, page 40
Compensation Discussion and Analysis, page 40

Executive Salaries, page 41

2.	In future filings please clarify who recommends the salary and all the other elements of compensation for the chief executive officer. Based on your disclosure here and in the "Role of Management and Compensation Committee" discussion on page 45, it seems that the CEO may recommend his own compensation, which is later reviewed and approved by the compensation committee.

Cash Bonus Incentive, page 42

3.	While you disclose that the 2007 plan provided a two-tier bonus compensation structure, your discussion focuses only on the first tier of the bonus structure. To the extent applicable, in future filings please revise your disclosure to discuss the elements of the bonus plan in full.

4.
We note that the EBITDA targets and revenue targets are material for purposes of determining the amount of bonus paid to a named executive officer. In  future filings please quantify the corporate performance target goals.

Equity Incentives, page 43

5.
With respect to the equity awards discussed in the third paragraph of your disclosure, in future filings please disclose more detail about the factors taken in consideration by the compensation committee in determining the size of the awards for each named executive officer. Your discussion should provide a comprehensive analysis of the substance of the compensation committee's decision.

Summary Compensation Table, page 45

6.
Please explain to us how you are reporting the numbers in the "Bonus" and the "Non-Equity Incentive Plan Compensation” columns.  It appears that the bonus amount for each named executive officer is the same as the amount you have reported as the Target amount in the "Estimated Payouts Under Non-Equity Incentive Plan Awards" column of the Grants of Plan-Based Awards table on page 47. Please note that in accordance with Item 402(c)(2)(iv) of Regulation S-K and the related instructions, as well as the guidance provided by Regulation S- K Compliance and Disclosure Interpretations found in the Corporation Finance section of our website, the compensation reported in the "Bonus" column is of a discretionary nature and not payable pursuant to a plan (see Question #119.2 to the C&DI).

Miguel de Castro
TurboChef Technologies. Inc.
August 25, 2008
Page 3

7.
In accordance with Instruction 2 of Item 402(c)(2)(vii) of Regulation S-K, in future filings please include a footnote to the "Non-Equity Incentive Plan Compensation" column to identify and quantify any earnings on outstanding awards.

Potential Payments Upon Termination or Change-in-Control, page 50

8.
In future filings please describe and explain how the appropriate payment and benefit levels, such as the multiples of pay, are determined under the various ircumstances that trigger payments or provision of benefits in the event of a hange of control or termination of employment. See Item 402(j)(3) of egulation S-K. Also discuss how these arrangements fit into your overall ompensation objectives and affect the decisions you made regarding other ompensation elements and the rationale for decisions made in connection with hese arrangements.

Equity Compensation Plan Information, page 55

9.
In future filings, in accordance with Item 201 (d)(3) of Regulation S-K, please disclose the material features of each plan pursuant to which your shares of stock are authorized for issuance, or include a cross-reference if such disclosure is made elsewhere in the filing.

Exhibits

10.
We note that you have not filed Exhibit 21 listing your subsidiaries.  Please tell us why this exhibit is missing or otherwise include it in your future filings. Please respond to these comments within 10 business days or tell us when you will provide us with a response.

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Miguel de Castro
TurboChef Technologies, Inc.
August 25, 2008
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition. please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or John Cash at (202) .551-3768 if you have questions regarding our comments on the financial statements and related matters  Please contact Era Anagnosti at (202) 551-3369 or the undersigned with any other questions.

Sincerely,

Pamela Long
Assistant Director